UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

Information Statement Pursuant to Section 14(f) of the Securities
Exchange Act of 1934 and Rule 14F-1 promulgated thereunder

May 18, 2010

Sunrise Energy Resources, Inc.
(Exact name of registrant as specified in its charter)

Delaware	1-11248	84-0938688
(State or other jurisdiction of incorporation or organization)	(Commission File No.)	(IRS Employee Identification No.)

570 7th Avenue
New York, NY 10018
(Address of Principal Executive Offices) (Zip Code)

(917) 463-4210
(Issuer Telephone number, including area code)

Information Statement Pursuant to Section 14(F) of the Securities
Exchange Act of 1934 and Rule 14F-1 promulgated thereunder

SUNRISE ENERGY RESOURCES, INC.
___________________________

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER
___________________________

SUNRISE ENERGY RESOURCES, INC. IS NOT SOLICITING PROXIES IN CONNECTION WITH THE MATTERS DESCRIBED IN THIS INFORMATION STATEMENT. NO VOTE OR OTHER ACTION BY STOCKHOLDERS OF SUNRISE ENERGY RESOURCES, INC. IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT.

GENERAL

This Information Statement is being mailed on or about May 18, 2010, to the holders of common stock, par value $0.001 per share, of Sunrise Energy Resources, Inc., a Delaware corporation (the “Company”). You are receiving this Information Statement in connection with the appointment of a person designated by the majority of the Company’s Board of Directors (the “Board”) to fill seats on the Company’s Board. The resignation of the existing directors and the appointment of the new director will be effective on the eleventh (11th) day following the filing and mailing of this Information Statement to the Company’s stockholders.

On May 18, 2010 (the “Closing Date”), Cambridge Securities of Panama, Coral Canyon Innovations, Inc., Montego Blue Enterprises, Corp., Vermillion Consulting Corp., and Middle Island Consortium (collectively, “Purchasers”) acquired the majority of the issued and outstanding common stock of the Company from Burisma Holdings Limited, (“Seller”) per the terms of a common stock purchase agreement (the “Purchase Agreement”) between Purchasers and Seller.

Pursuant to the terms of the Purchase Agreement, Purchaser acquired control of 16,503,817 shares of the Company’s issued and outstanding common stock representing approximately 69.67% of the total shares issued and outstanding. The aggregate purchase price for the shares was $270,000. As a result of the Purchase Agreement, there has been a change in control of the Company, and Cambridge Securities of Panama, a Panama corporation, is now our majority shareholder.

Upon closing of the Stock Purchase Agreement, the Company’s  current directors Konstantin Tsiryulnikov, and Leon Golden (the “Outgoing Directors”) resigned effective on the 11th day following the date hereof and will be replaced by Dean McCall , who was appointed as a director upon the closing (the “Incoming Director”). In addition, upon the closing of the Stock Purchase Agreement, Konstantin Tsiryulnikov, President and CEO, Roman Livson, CFO, resigned as officers of the Company. The change in directors will be effective on the 11th day following the date hereof (the “Effective Date”), but no earlier than ten (10) days after the date on which this Information Statement is filed with the Securities and Exchange Commission (the “Commission”) and mailed to all holders of record of the Company's Common Stock.

You are urged to read this Information Statement carefully.
You are not, however, required to take any action.

VOTING SECURITIES

As of the date hereof, the Company had 75,000,000 authorized shares of common stock, par value $0.001 per share, and 2,500,000 shares of preferred stock, par value $0.001 per share, of which 23,690,037 shares of common stock are issued and outstanding and no shares of preferred stock were issued and outstanding. Each share of common stock entitles the holder thereof to one vote on each matter which may come before a meeting of the shareholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding our common stock beneficially owned as of the filing date hereof (i) each stockholder known to be the beneficial owner of more than 5% of our outstanding common stock, (ii) each executive officer and director, and (iii) all executive officers and directors as a group.

As of the date of filing, we have 23,690,037 shares of common stock issued and outstanding.

The following tables sets forth, as of the date hereof, the number of and percent of our common stock beneficially owned by (a) all directors and nominees, naming them, (b) our executive officers, (c) our directors and executive officers as a group, without naming them, and (d) persons or groups known by us to own beneficially 5% or more of our common stock. Each person has sole voting and investment power with respect to the shares of common stock, except as otherwise indicated. Beneficial ownership consists of a direct interest in the shares of common stock, except as otherwise indicated.

Name Of Beneficial Owner	Title of Class	Number of Shares	Percent of Class
Cambridge Securities of Panama, a Panama corporation(1) 3463 Magic Drive Suite 245 San Antonio, Texas 78259	Common	12,082,325	51.00%
Konstantin Tsiryulnikov 2940 Ocean Parkway, Apt. 16T Brooklyn, NY 11235		-0-	0%
Leon Golden 2470 East 17th street Brooklyn, NY 11235		-0-	0%
Dean McCall 3463 Magic Drive, Suite 245 San Antonio, Texas 78229		-0-	0%

(1) Cambridge Securities of Panama is beneficially wholly-owned by Luis Hernandez Garcia 3463 Magic Drive Suite 245, San Antonio, Texas 78259

CHANGES IN CONTROL

In connection with the Purchase Agreement, on May18, 2010, Purchasers acquired 16,503,817 shares of our common stock, which represents a total of approximately 69.67% of our issued and outstanding common stock on a fully diluted basis as follows:
Cambridge Securities of Panama, a Panama company which is owned by Luis Hernandez Garcia of San Antonio, Texas purchased 12,082,325 shares;
Coral Canyon Innovations, Inc., a Nevada corporation purchased 1,105,373 shares;
Montego Blue Enterprises, Corp., a Nevada corporation purchased 1,105,373 shares;
Vermillion Consulting Corp., a Nevada corporation purchased 1,105,373 shares; and
Middle Island Consortium, a Nevada corporation purchased 1,105,373 shares;

All of the shares were purchased from Burisma Holdings Limited, a Cypriot corporation, which is owned in equal proportions by Messrs. Mykola Lissin and Mykola Zlochewsky, both residents of the Ukraine.

In connection with the closing of the Purchase Agreement, Messrs. Tsiryulnikov and Golden resigned from their respective positions as directors of the Company effective upon the 11th day following the date hereof (the “Effective Date”), but no earlier than ten (10) days after the date on which this Information Statement is filed with the Commission and mailed to all holders of record of the Company's Common Stock. Upon the closing, Dean McCall was appointed as a director. Thus, upon the effectiveness of the resignations of Messrs. Tsiryulnikov and Golden as of the Effective Date, Dean McCall will be our sole director and officer.

We do not know of any other arrangements, including any pledge by any person of our securities, the operation of which may at a subsequent date result in a change in control of the Company.

DIRECTORS AND EXECUTIVE OFFICERS

Directors and Executive Officers

The following table sets forth the names and ages of the current directors and executive officers of the Company, the principal offices and positions with the Company held by each person and the date such person became a director or executive officer of the Company. The executive officers of the Company are elected annually by the Board of Directors. The directors serve one-year terms until their successors are elected. The executive officers serve terms of one year or until their death, resignation or removal by the Board of Directors.

Name	Age	Position
Konstantin Tsiryulnikov (1)(2)	31	Former President and Chief Executive Officer, Director
Roman Livson (2)	39	Former Chief Financial Officer
Leon Golden (2)	47	Director
Dean McCall	39	Director, Chief Executive Officer, Secretary

(1)	Resigned effective as of the closing of the Stock Purchase Agreement on May 18, 2010.
(2)
Resigned effective as of the 11th day following the date hereof (the “Effective Date”), but no earlier than ten (10) days after the date on which this Information Statement is filed with the Commission and mailed to all holders of record of the Company's Common Stock.

Incoming Director & Executive Officers

Mr. Dean McCall, Director, CEO and Secretary of Sunrise Energy Resources, Inc. Mr. McCall has been an independent consultant to regional private equity organizations, advising clients on technological innovation and commercialization, product analysis, and marketing, since 2005. He is a founder and board member of the Digital Convergence Initiative, an outgrowth of the IC2 Institute at University of Texas-Austin. Mr. McCall served as President and CEO of Salsa.Net from 2000 to 2005, where he provided vision and leadership to develop a regional “super cluster” information environment, offering stimulus for economic development and a forum for discussion of public policy related to information access. From 95 to 2000, Mr. McCall worked in the engineering and digital communications industry with Cox Communications, Ideagin, LLC and Texas Tech University. Mr. McCall has a English BS from Texas Tech University.

Resigning Directors and Executive Officers

Mr. Konstantin Tsiryulnikov, Director, Former President, CEO, of Sunrise Energy Resources, Inc. Mr. Tsiryulnikov is president of Odessa Consulting (Canada), and has extensive experience in international business relating to the former Soviet Union countries, concentrating in the Oil and Gas industry. Mr. Tsiryulnikov also serves as the manager of international relations for the L.Z. Group (Canada). Mr. Tsiryulnikov holds an International Business Certificate from the Kyiv Financial Institute and a B.S. degree from the University of Toronto.

Mr. Roman Livson, Former CFO. Mr. Livson has served as the managing director of Thor Capital Group, Inc. heading its investment banking department since its foundation in 2002. Prior to that he headed the investment banking department of Thor United Corp. He brings to the company a valuable expertise in the Eastern European energy sector. Mr. Livson worked for Coopers and Lybrand from 1994-1998 and received a Master's degree in Mathematics of Finance from Columbia University in 2002.

Mr. Leon Golden, Independent director of Sunrise Energy Resources. Mr. Golden is a certified public accountant with over 17 years of experience. For the past two years, Mr. Golden has had his own CPA practice in New York City, and prior to that he worked as a public accountant for another New York City CPA firm for fifteen years. Mr. Golden serves on the board of directors of ABDC (OTCBB—ABDV). Mr. Golden holds a B.S. degree in Accounting from Brooklyn College.

Family Relationships

There are no family relationships between the officers or directors of the Company.

Employment Agreements of the Executive Officers

We do not have any employment agreement(s) with our executive officers.

BOARD COMMITTEES AND OTHER BOARD INFORMATION

The Board of Directors has a Compensation Committee and an Audit Committee. The Audit Committee currently consists of one director Leon Golden. The Compensation Committee is also made up of Mr. Golden. Because there will only be one director after the Effective Date, Dean McCall will be the sole member of each of these Committees after the Effective Date unless and until additional directors are elected.

The purpose of the Compensation Committee is to review the Company’s compensation of its executives, to make determinations relative thereto and to submit recommendations to the board of Directors with respect thereto in order to ensure such officers and directors receive adequate and fair compensation.

During the fiscal year ending 12/31/2009, the Audit Committee was responsible for the general oversight of audit, legal compliance and potential conflict of interest matters, including (a) recommending the engagement and termination of the independent public accountants to audit the financial statements of the Company, (b) overseeing the scope of the external audit services, (c) reviewing adjustments recommended by the independent public accountant and addressing disagreements between the independent public accountants and management, (d) reviewing the adequacy of internal controls and management’s handling of identified material inadequacies and reportable conditions in the internal controls over financial reporting and compliance with laws and regulations, and (e) supervising the internal audit function, which may include approving the selection, compensation and termination of internal auditors.

For the fiscal year ended 12/31/2009, the Board of Directors conducted discussions with management and the independent auditor regarding the acceptability and the quality of the accounting principles used in the reports in accordance with Statements on Accounting Standards (SAS) No. 61. These discussions included the clarity of the disclosures made therein, the underlying estimates and assumptions used in the financial reporting and the reasonableness of the significant judgments and management decisions made in developing the financial statements. The Audit Committee also discussed the other items with the auditors required by SAS No. 61 as amended. In addition, the Board of Directors discussed with the independent auditor the matters in the written disclosures required by Independence Standards Board Standard No. 1.

For the fiscal year ended 12/31/2009, the Board of Directors have also discussed with management and its independent auditors issues related to the overall scope and objectives of the audits conducted, the internal controls used by the Company, and the selection of the Company’s independent auditor.

Our Board of Directors has determined that Mr. Leon Golden is an “audit committee financial expert”. Members of our Audit Committee are independent under SEC Rule 10A-3.

The Company has adopted its Code of Ethics and Business Conduct for Officers, Directors and Employees that applies to all of the officers, directors and employees of the Company.

The Board held one (1) meeting during the last fiscal year.

LEGAL PROCEEDINGS

The Company is not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of any such director, officer, affiliate of the Company, or security holder, is a party adverse to the Company or has a material interest adverse to the Company.

COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Securities Exchange Act of 1934 requires the Company’s directors and executive officers and persons who own more than ten percent of a registered class of the Company’s equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Company. Officers, directors and greater than ten percent shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on our review of Forms 3, 4, and 5, and amendments thereto which have been furnished to us, we believe that during the year ended December 31, 2009 all of our officers, directors, and beneficial owners of more than 10% of any class of equity securities, timely filed, reports required by Section 16(a) of the Exchange Act of 1934, as amended.

CERTAIN RELATED TRANSACTIONS AND RELATIONSHIPS

Except as discussed below and elsewhere in this Report, there have been no transactions, or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer or beneficial holder of more than 10% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates, has had or will have any direct or material indirect interest.

EXECUTIVE COMPENSATION

Executive Compensation Summary

The following table sets forth all cash compensation for the year ended December 31, 2009, 2008 and 2007. The table below sets forth the positions and compensations for each officer and director of the Company.

SUMMARY COMPENSATION TABLE
Name and Principal Position	Year	Salary	Bonus	Stock Granted	Option Granted	Non-Equity Incentive Plan Compensation	Value and Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
Konstantin Tsiryulnikov, Director, President & CEO (1)(2)	2009	$44,325	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2008	$85,000	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2007	$67,200	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Roman Livson, CFO (2)	2009	$25,175	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2008	$75,000	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2007	$75,000	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Leon Golden, Director (2)	2009	Currently Nominal	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2008	Currently Nominal	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2007	Currently Nominal	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1)	On May 18, 2010, Messrs. Tsiryulnikov resigned from all positions as an officer of the Company effective immediately.
(2)
On May 18, 2010, Messrs. Tsiryulnikov and Golden resigned as directors of the Company effective on the Effective Date and Mr. Livson resigned from all positions as an officer of the Company effective on the Effective Date.

Our directors do not receive a fee for attending each board of directors meeting or meeting of a committee of the board of directors. All directors are reimbursed for their reasonable out-of-pocket expenses incurred in connection with attending board of director meetings.

As of the date hereof, no compensation is due to the executive officers of the Company.

PENSION AND RETIREMENT PLANS

Currently, we do not offer any annuity, pension or retirement benefits to be paid to any of our officers, directors or employees, in the event of retirement. There are also no compensatory plans or arrangements with respect to any individual named above which results or will result from the resignation, retirement or any other termination of employment with our company, or from a change in the control of our Company.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our directors and officers are indemnified as provided by the Delaware General Corporation Law and our Bylaws. We have been advised that in the opinion of the Securities and Exchange Commission indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities is asserted by one of our directors, officers, or controlling persons in connection with the securities being registered, we will, unless in the opinion of our legal counsel the matter has been settled by controlling precedent, submit the question of whether such indemnification is against public policy to a court of appropriate jurisdiction. We will then be governed by the court's decision.

NO STOCKHOLDER ACTION REQUIRED

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders. Neither applicable securities laws, nor the corporate laws of the State of Delaware require approval of the transactions contemplated by the Purchase Agreement. No vote or other action is being requested of the Company’s stockholders. This Information Statement is provided for informational purposes only.

STOCKHOLDER COMMUNICATIONS WITH DIRECTORS

Stockholders who want to communicate with our Board or any individual director can write to:

Sunrise Energy Resources, Inc.
570 7th Avenue
New York, NY 10018

Your letter should indicate that you are a stockholder of the Company. Depending on the subject matter, management will:

•    Forward the communication to the Director or Directors to whom it is addressed;
•    Attempt to handle the inquiry directly; or
•    Not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic.

At each Board meeting, a member of management presents a summary of all communications received since the last meeting that were not forwarded and makes those communications available to the Directors on request.

WHERE YOU CAN FIND MORE INFORMATION

We file reports with the SEC. These reports, including annual reports, quarterly reports as well as other information we are required to file pursuant to securities laws. You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

NO DISSENTERS' RIGHTS

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders. No vote or other action is being requested of the Company's stockholders. This Information Statement is provided for informational purposes only.

This Information Statement has been filed with the Securities and Exchange Commission and is available electronically at www.sec.gov.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14F-1 to be signed on its behalf by the undersigned hereunto duly authorized.

Sunrise Energy Resources, Inc.

Date: May 18, 2010	By:	/s/ Konstantin Tsiryulnikov
Director